Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
March 9, 2010

3.	News Release
March 9, 2010 - Vancouver, Canada

4.	Summary of Material Change

Cardiome Pharma Corp. today reported financial results for the fourth quarter and year ended December 31, 2009. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on December 31, 2009, the exchange rate was CAD$1.00=US$0.9515.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Curtis Sikorsky
Title: Chief Financial Officer
Phone No.: 604-677-6905

9.	Date of Report
March 9, 2010

Per:	“Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS 2009 RESULTS

Vancouver, Canada, March 9, 2010 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the fourth quarter and year ended December 31, 2009.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on December 31, 2009, the exchange rate was CAD$1.00=US$0.9515.

Summary Results for the Fourth Quarter
Net income for the fourth quarter of 2009 (Q4-2009) was $12.6 million ($0.20 per common share), compared to a net loss of $8.3 million ($0.13 per common share) for the fourth quarter of 2008 (Q4-2008).  The net income in Q4-2009 reflects recognition of revenue from our collaborative partner, Merck & Co., Inc., in the quarter, and lower research and development expenditures for Q4-2009 compared with Q4-2008.

Summary Results for Fiscal 2009
We recorded a net loss of $1.3 million ($0.02 per common share) for the year ended December 31, 2009, compared to a net loss of $60.4 million ($0.95 per common share) for the year ended December 31, 2008.  The decrease in net loss for the year was largely due to the revenue recognized from the upfront payment of U.S.$60.0 million, the milestone payment of U.S.$15.0 million and a U.S.$7.0 million payment for shipment of clinical supplies from our collaborative partner, Merck & Co., Inc.  Decreased research and development expenditures related to vernakalant (oral) in the current fiscal period due to the completion of the Phase 2b trial in 2008 also contributed to the decrease in net loss for fiscal 2009. This was partially offset by a foreign exchange loss on translation of U.S. denominated net monetary assets into Canadian dollars for reporting purposes at year end.

Total revenue for fiscal 2009 was $54.7 million, an increase of $53.1 million from $1.6 million in fiscal 2008.

Research and development expenditures were $30.5 million for fiscal 2009, compared to $49.2 million for fiscal 2008.  General and administration expenditures for fiscal 2009 were $17.0 million compared to $17.2 million for fiscal 2008.  Amortization was $3.3 million for fiscal 2009 compared to $3.8 million for fiscal 2008.  Interest and other income was $0.3 million for fiscal 2009 and $0.6 million for fiscal 2008.  Foreign exchange loss was $5.4 million for fiscal 2009 compared to a foreign exchange gain of $8.2 million for fiscal 2008.

Stock-based compensation, a non-cash item included in operating expenses, increased to $3.8 million for fiscal 2009, as compared to $3.1 million for fiscal 2008.

Liquidity and Outstanding Share Capital
At December 31, 2009, the Company had cash and cash equivalents of $49.7 million.  As of March 8, 2010, the Company had 60,516,911 common shares issued and outstanding and 6,329,579 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $7.45 per share.

Adoption of United States Generally Accepted Accounting Principles (U.S. GAAP)
In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards ("IFRS") for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011.  In the second half of 2009, management undertook a detailed review of the Company’s accounting standards and examined the alternative available to Cardiome of filing its primary financial statements in Canada and the U.S. using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 52-107, "Acceptable Accounting Principles, Auditing Standards and Reporting Currency", given that Cardiome is a Foreign Private Issuer in the United States.

As a result of this analysis, management recommended and the Board determined that Cardiome should adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2010 on a retrospective basis.  Commencing in the first quarter of 2010, financial statements will be reported in accordance with U.S. GAAP, and comparative financial information will be revised to reflect the Company's results as if they had been historically reported in accordance with U.S. GAAP.

The application of U.S. GAAP would result in material differences in the Company’s accounting policies related to patent costs, technology licenses acquired from third-parties and stock-based compensation.  Cardiome does not expect the adoption of U.S. GAAP to require significant changes to the Company's existing internal controls over financial reporting and disclosure controls and procedures, or information and data systems.

Conference Call
Cardiome will hold a teleconference and webcast on Tuesday, March 9, 2010 at 4:30pm Eastern (1:30pm Pacific).  To access the conference call, please dial 416-340-2217 or 866-696-5910 and reference conference 1276021.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 9, 2010.  Please dial 416-695-5800 or 800-408-3053 and enter code 2450762# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.